UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

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ACUITY BRANDS, INC.
(Exact name of registrant as specified in its charter)
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Delaware	001-16583	58-2632672
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
1170 Peachtree Street, N.E., Suite 2300, Atlanta, Georgia (Address of principal executive offices)		30309-7676 (Zip Code)
Richard K. Reece, (404) 853-1400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

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Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure
The Conflict Minerals Report for the calendar year ended December 31, 2013 filed herewith as Exhibit 1.01, is publicly available at www.acuitybrands.com.

Item 2.01. Exhibits.

Exhibit 1.01	Conflict Minerals Report

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 2, 2014

ACUITY BRANDS, INC.

By:	/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer